THE BUCKLE. INC. 2407 W. 24th Street Kearney, NE 68845 P.O. Box 1480 Kearney, NE 68848-1480 tel (308) 236-8491 fax (308) 236-4493 www.buckle.com

December 3, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	The Buckle, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008 and Filed April 16, 2008
Form 10-Q for Fiscal Period Ended August 2, 2008 and Filed September 11, 2008
File No. 1-12951

Dear Mr. Reynolds:

The Buckle, Inc. (the “Company”) has received the Staff’s comment letter dated November 21, 2008 concerning the above referenced Form 10-K and Form 10-Q. The comment letter asks the Company to provide a written response within 10 business days or to tell the Staff when a response will be provided. As discussed with Susann Reilly, we respectfully request an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our response. We expect to provide our response to the comment letter by no later than December 22, 2008.

Please contact the undersigned at 308-236-8491 with any questions or comments regarding this letter.

Sincerely,

/s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and
Chief Financial Officer

cc:	Dennis H. Nelson, President and Chief Executive Officer